UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                             Billing Concepts Corp.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   090063 10 8
                                 (CUSIP Number)

                                Michael R. Smith
                                  5302 Avenue Q
                              Lubbock, Texas  79412
                               (806) 766-747-2474
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 4, 2000
             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(), check the following box

                              CUSIP No. 090063 10 8

1.   Name of reporting person
     I.R.S. identification no. of above person (entities only):

     Michael R. Smith

2.   Check the appropriate box if a member of a group* (see instructions):
(a) [  ]   (b) [  ]

3.   SEC use only:

4.   Source of funds*  (see instructions)
     N/A

5.   Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e)            [  ]

6.   Citizenship or place of organization:
     United States of America

               7.   Sole voting power:
                    2,307,691 (see Item 5 below)
               ____
Number of      8.   Shared voting power:
Shares              -0-
beneficially
owned by       9.   Sole dispositive power:
each                2,307,692 (see Item 5 below)
reporting
person         10.  Shared dispositive power:
with                -0-


11.  Aggregate amount beneficially owned by each reporting person:
     2,307,691

12.  Check box if the aggregate amount in row (11) excludes certain shares*
[  ]

13.  Percent of class represented by amount in row (11):
     5.4% (see Item 5 below)

14.  Type of reporting person (see instructions): IN

                                  SCHEDULE 13D

Item 1.     Security and Issuer.

     The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share ("Common Stock"), of Billing Concepts Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7411 John Smith Drive, Suite 200, San Antonio, Texas 78229.

Item 2.  Identity and Background.

     The Statement is being filed by Michael R. Smith (the "Reporting Person"), whose business address is 5302 Avenue Q, Lubbock, Texas 79412. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to that certain Plan of Reorganization, Merger and Acquisition Agreement, dated effective March 21, 2000, as amended on April 4, 2000 (the "Merger Agreement"), by and among the Company, Lubbock Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company, OSC, and the stockholders of OSC (including the Reporting Person), the Reporting Person acquired an aggregate of 2,307,691 shares of Common Stock of the Company on April 4, 2000. Such shares were issued in consideration for the outstanding capital stock of OSC owned by the Reporting Person, representing 60.0% of the outstanding capital stock of OSC. In accordance with the terms of the Merger Agreement, (i) 461,398 of such shares of Common Stock are held in escrow pursuant to that certain Earnout Stock Escrow and Pledge Agreement dated April 4, 2000, by and among the Company, the stockholders of OSC (including the Reporting Person) and U.S. Trust Company of Texas, N.A., as escrow agent, to secure certain earnout obligations of OSC for the calendar year ending December 31, 2000, and (ii) 369,258 of such shares of Common Stock are held in escrow pursuant to that certain Indemnity Stock Escrow and Pledge Agreement dated April 4, 2000, by and among the Company, the Reporting Person and J. Kirk Smith (together, the "Pledgors") and U.S. Trust Company of Texas, N.A., as escrow agent (together with the Earnout Stock Escrow and Pledge Agreement, the "Escrow Agreements"), to secure certain obligations of the Pledgors under the Merger Agreement.

Item 4.  Purpose of Transaction.

     Information set forth under Item 3 above is incorporated herein by reference. Under certain circumstances, the Reporting Person may be required to surrender to the Company some or all of the shares subject to the Escrow Agreements to satisfy his obligations under the Merger Agreement. The information contained in Item 3 or this Item 4 with respect to the Merger Agreement or the Escrow Agreements is qualified in its entirety by reference to the Merger Agreement, the full text of each of which is either filed or incorporated herein by reference as an exhibit to this Statement and is incorporated herein by reference. Except as set forth herein, the Reporting
Person has no plans or proposals to engage in any transactions set forth in instructions to Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer. Information set forth under Items 3 or 4 above is incorporated herein by reference. The 2,307,691 shares of Common Stock of the Company beneficially owned by the Reporting Person constitutes approximately 5.4% of the total number of shares of Common Stock of the Company presently outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act. The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, all of the 2,307,691 shares of Common Stock of the Company, subject to forfeiture of shares under the terms of the Escrow Agreements.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Information set forth under Item 3 or 4 above is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 2.1 -- Plan of Reorganization, Merger and Acquisition Agreement, dated effective March 21, 2000, as amended by Amendment No. 1 to Plan of Reorganization, Merger and Acquisition Agreement dated April 4, 2000, by and among Billing Concepts Corp., Lubbock Acquisition Corp., Operator Service Company and the stockholders of Operator Service Company (filed herewith)

     Exhibit 99.1 -- Earnout Stock Escrow and Pledge Agreement, dated April 4, 2000, by and among Billing Concepts Corp., the stockholders of OSC and U.S. Trust Company of Texas, N.A., as escrow agent (filed herewith)

     Exhibit 99.2 -- Indemnity Stock Escrow and Pledge Agreement, dated April 4, 2000, by and among Billing Concepts Corp., Michael R. Smith, J. Kirk Smith and U.S. Trust Company of Texas, N.A., as escrow agent (filed herewith)

Signature

     After reasonable inquiry, and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     April 17, 2000

                              /s/ Michael R. Smith
                              Michael R. Smith